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                          November 29, 2023

       Mahesh Patel
       Chief Executive Officer
       Lipocine Inc.
       675 Arapeen Drive, Suite 202
       Salt Lake City, UT 84108

                                                        Re: Lipocine Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 22,
2023
                                                            File No. 333-275716

       Dear Mahesh Patel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Nolan Taylor, Esq.